UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MANNATECH, INCORPORATED
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
563771203
(CUSIP Number of Common Stock)

Erin Barta, Esq.
General Counsel and Corporate Secretary
1410 Lakeside Parkway, Suite 200
Flower Mound, Texas 75028
(972) 471-7400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Matthew D. Bivona
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street, Suite 1800
Dallas, Texas 75201
(214) 969-2702

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
Not applicable	Not applicable

* No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐ third-party tender offer subject to Rule 14d-1.

  ☒ issuer tender offer subject to Rule 13e-4.

  ☐ going-private transaction subject to Rule 13e-3.

  ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Item 12. Exhibits

Exhibit Number	Description
99.1	Press Release, dated May 28, 2020, titled "Mannatech Announces Intent to Commence a Cash Tender Offer to Purchase up to $5 Million of Its Common Stock."
99.2	Email to Associates, dated May 28, 2020, titled "Mannatech Announces Intent to Commence a Cash Tender Offer to Purchase up to $5 Million of Its Common Stock."